August 7, 2019

Jeffrey J. Guzy
Executive Chairman
CoJax Oil & Gas Corp
3033 Wilson Boulevard, Suite E-605
Arlington, Virginia 22201

       Re: CoJax Oil & Gas Corp
           Registration Statement on Form S-1
           Filed July 26, 2019
           File No. 333-232845

Dear Mr. Guzy:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 26, 2019

Exhibits and Financial Statement Schedules
Exhibit 23.1, page 57

1. Please have your independent auditor update the date of its consent relating to its audit report prior to the effectiveness of the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jeffrey J. Guzy
CoJax Oil & Gas Corp
August 7, 2019
Page 2

        You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey J. Guzy
                                                          Division of
Corporation Finance
Comapany NameCoJax Oil & Gas Corp
                                                          Office of Natural
Resources
August 7, 2019 Page 2
cc:       Paul W. Richter
FirstName LastName